United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 27, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

May 21-27, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	May 21, 2025
Transactions in Own Shares	May 22, 2025
Transactions in Own Shares & Programme Update	May 23, 2025
Transactions in Own Shares	May 27, 2025

2

May 21, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 20 May 2025 it purchased a total of: (i) 30,755 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 0 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	20 May 2025	20 May 2025	20 May 2025	20 May 2025
Aggregate number of ordinary shares purchased	30,755	0	0	0
Highest price paid (per ordinary share)	USD 88.8700	GBP 0	GBP 0	GBP 0
Lowest price paid (per ordinary share)	USD 88.1400	GBP 0	GBP 0	GBP 0
Volume weighted average price paid (per ordinary share)	USD 88.4772	GBP 0	GBP 0	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4965J_1-2025-5-20.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

May 22, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 21 May 2025 it purchased a total of: (i) 30,545 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 0 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	21 May 2025	21 May 2025	21 May 2025	21 May 2025
Aggregate number of ordinary shares purchased	30,545	0	0	0
Highest price paid (per ordinary share)	USD 89.1500	GBP 0	GBP 0	GBP 0
Lowest price paid (per ordinary share)	USD 88.3500	GBP 0	GBP 0	GBP 0
Volume weighted average price paid (per ordinary share)	USD 88.8061	GBP 0	GBP 0	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6882J_1-2025-5-21.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

May 23, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares and Programme Update

Repurchase of shares on 22 May 2025

The Company confirms that on 22 May 2025 it purchased a total of: (i) 30,719 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 0 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

All shares repurchased as part of the Programme have been or will be cancelled.

Programme update

The first tranche of the Programme, which the Company announced on 14 February 2025 (as updated on 28 March 2025 and 2 May 2025) and which had a maximum aggregate amount for purchases of €275,000,000, will be completed today.

The second tranche of the Programme is expected to commence on 27 May 2025 and the Company has entered into an arrangement in relation to this second tranche with Goldman Sachs & Co. LLC and Goldman Sachs International, consisting of two contracts to enable the purchase of ordinary shares on both the US Trading Venues and the London Trading Venues. Share purchases will be made in accordance with the arrangement and made independently of and uninfluenced by the Company. The purpose of the Programme is to reduce the issued share capital of the Company.

The second tranche of the Programme is expected to cover the period from 27 May 2025 until 7 August 2025. The maximum aggregate amount for purchases in respect of this second tranche of the Programme will be €205,000,000, of which up to €55,000,000 will be in respect of the London Trading Venues (with purchases on the London Trading Venues expected to be completed by 31 July 2025).

Purchases pursuant to the second tranche of the Programme will be effected in accordance with (i) (in relation to purchases made on the London Trading Venues) the scope of the authority to repurchase ordinary shares "on market" conferred on the Company at the 2025 Annual General Meeting (ii) (in relation to purchases made on the US Trading Venues) the scope of the authority to repurchase ordinary shares "off market" conferred on the Company at the 2025 Annual General Meeting; (iii) (in relation to purchases made on the London Trading Venues) (EU) No 596/2014 (the Market Abuse Regulation) and the Commission Delegated Regulation (EU) 2016/1052 as applicable (both as in force in the UK, and as they form part of retained UK law as defined in the European Union (Withdrawal) Act 2018), (iv) Chapter 9 of the UK Listing Rules; and (v) applicable U.S. federal securities laws, including applicable US securities laws and anti-manipulation provisions thereof. In relation to purchases on the London Trading Venues, GS will acquire CREST depositary interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

The maximum number of ordinary shares which may be purchased or committed to be purchased by the Company under the contracts entered into in respect of this second tranche of the Programme is 46,016,093 less such number of shares repurchased pursuant to the initial tranche of the Programme after 3 April 2025, which is the maximum number pursuant to the relevant authorities granted by shareholders at the Company's 2025 Annual General Meeting.

Repurchase of shares on 22 May 2025

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	22 May 2025	22 May 2025	22 May 2025	22 May 2025
Aggregate number of ordinary shares purchased	30,719	0	0	0
Highest price paid (per ordinary share)	USD 89.2600	GBP 0	GBP 0	GBP 0
Lowest price paid (per ordinary share)	USD 88.3200	GBP 0	GBP 0	GBP 0
Volume weighted average price paid (per ordinary share)	USD 88.7229	GBP 0	GBP 0	GBP 0

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8816J_1-2025-5-22.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

Cautionary note on forward-looking statements

This release contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words "ambition", "target", "aim", "believe", "contemplate", "expect", "intend", "estimate", "anticipate", "project", "plan", "seek", "may", "could", "would", "should", "might", "will", "forecast", "outlook", "guidance", "possible", "potential", "predict", "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP's historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP's view, could cause such actual results to differ materially from forward looking statements include, but are not limited to, those set forth in the "Risk Factors" section of CCEP's 2024 Annual Report on Form 20-F filed with the SEC on 21 March 2025 and subsequent filings.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

May 27, 2025
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 23 May 2025 it purchased a total of: (i) 27,685 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 0 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	23 May 2025	23 May 2025	23 May 2025	23 May 2025
Aggregate number of ordinary shares purchased	27,685	0	0	0
Highest price paid (per ordinary share)	USD 89.6000	GBP 0	GBP 0	GBP 0
Lowest price paid (per ordinary share)	USD 88.0900	GBP 0	GBP 0	GBP 0
Volume weighted average price paid (per ordinary share)	USD 88.9703	GBP 0	GBP 0	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme").[3] In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0913K_1-2025-5-26.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.
[3] These purchases were made pursuant to the first tranche of the Programme that the Company announced on 14 February 2025 (as updated on 28 March 2025 and 2 May 2025). As announced on 23 May 2025, the last day of purchases pursuant to this first tranche was 23 May 2025 and the second tranche of the Programme will start today.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 27, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary